SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934



Date of Report (Date of earliest event reported):       February 13, 2001
                                                      ---------------------

                         VERONEX TECHNOLOGIES, INC.
 --------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


  British Columbia, Canada           #0-13967                   95-4235375
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(State of other jurisdiction       (Commission              (IRS Employer
 of incorporation)                  File Number)        Identification No.)

#1505 - 800 West Pender Street, Vancouver,
        British Columbia, Canada                                   V6C 2V6
---------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)

Registrant's telephone number, including area code:         (604) 647-2225
                                                            ---------------

                                    N/A
---------------------------------------------------------------------------
      (Former name or former address, if changed since last report)




Item 1 -  Changes in Control of Registrant
------    --------------------------------

N/A.

Item 2 -  Acquisition or Disposition of Assets
------    ------------------------------------

N/A.

Item 3 -  Bankruptcy or Receivership
------    --------------------------

N/A.

Item 4 -  Changes in Registrant's Certifying Accountant
------    ---------------------------------------------
N/A.

Item 5 -  Other Events
------    ------------

Veronex Technologies, Inc. ("Veronex")(OTC System: VXTK) today announced that the annual audit for the year ended February 29, 2000 has been delayed for several months due to a series of circumstances beyond its control. As has been previously announced, Veronex's auditor, Darrell Schvaneveldt,
passed away unexpectedly in September 2000.   In October 2000, Veronex
engaged the services of a new audit firm.

Veronex has also been contacted by the United States Securities and Exchange Commission ("SEC"), Division of Corporate Finance, about certain accounting practices which required clarification. The SEC letter indicated that the request was routine based on a review of Veronex's Form 20-F for the year ended February 28, 1999 and Form 6-K for the nine months ended November 30, 1999. Veronex responded to the SEC in a timely manner and has continued to cooperate with the SEC. Additionally, several shareholders have contacted the new audit firm with allegations which, under generally accepted audit standards, require investigation.

The SEC correspondence mentioned above was reviewed by Veronex's legal counsel and the new auditors. As a result of the SEC letters and the change in audit firms, Veronex performed a detailed analysis of these accounting practices. The analysis of the accounting practices and search of, and for, the appropriate records to support the accounting practices revealed information which was not known prior to this time.

This new information offered evidence of a conspiracy that is so complex, intricate and incredible that it would be unbelievable were it not for all of the written proof. The information that has become available indicates that there appears to be an organized and orchestrated conspiracy by a group of former employees to defraud Veronex and Veronex's shareholders. Veronex is continuing to investigate this matter and is keeping the appropriate parties informed as progress develops. However, there can be no assurances as to the ultimate outcome of this matter.


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SAFE HARBOR STATEMENT

This statement includes forward-looking information as that term is defined in the Private Security Litigation Reform Act of 1995, and therefore, is subject to certain risks and uncertainties. There can be no assurance that actual results, business conditions, business developments, losses and contingencies and local and foreign factors will not differ materially from those suggested in the forward looking statements as a result of various factors, including market conditions, competition, advances in technology, and other factors beyond the company's control.

Item 6 -  Resignations of Registrant's Directors
------    --------------------------------------

N/A.

Item 7 -  Financial Statements and Exhibits
------    ---------------------------------
News Release dated February 13, 2001.







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                                  Exhibit
                                  -------

VERONEX TECHNOLOGIES, INC.

Symbol:  OTCBB:  VXTK
                                             #1505   800 West Pender Street
                                          Vancouver, B.C., Canada   V6C 2V6
                                                  Telephone: (604) 647-2225
                                                        Fax: (604) 647-2226



February 13, 2001
                                NEWS RELEASE
                               -------------

                  VERONEX ANNOUNCES  FURTHER AUDIT DELAYS

Veronex Technologies, Inc. ("Veronex")(OTC System: VXTK) today announced that the annual audit for the year ended February 29, 2000 has been delayed for several months due to a series of circumstances beyond its control. As has been previously announced, Veronex's auditor, Darrell Schvaneveldt,
passed away unexpectedly in September 2000.   In October 2000, Veronex
engaged the services of a new audit firm.

Veronex has also been contacted by the United States Securities and Exchange Commission ("SEC"), Division of Corporate Finance, about certain accounting practices which required clarification. The SEC letter indicated that the request was routine based on a review of Veronex's Form 20-F for the year ended February 28, 1999 and Form 6-K for the nine months ended November 30, 1999. Veronex responded to the SEC in a timely manner and has continued to cooperate with the SEC. Additionally, several shareholders have contacted the new audit firm with allegations which, under generally accepted audit standards, require investigation.

The SEC correspondence mentioned above was reviewed by Veronex's legal counsel and the new auditors. As a result of the SEC letters and the change in audit firms, Veronex performed a detailed analysis of these accounting practices. The analysis of the accounting practices and search of, and for, the appropriate records to support the accounting practices revealed information which was not known prior to this time.

This new information offered evidence of a conspiracy that is so complex, intricate and incredible that it would be unbelievable were it not for all of the written proof. The information that has become available indicates that there appears to be an organized and orchestrated conspiracy by a group of former employees to defraud Veronex and Veronex's shareholders. Veronex is continuing to investigate this matter and is keeping the appropriate parties informed as progress develops. However, there can be no assurances as to the ultimate outcome of this matter.


SAFE HARBOR STATEMENT

This statement includes forward-looking information as that term is defined in the Private Security Litigation Reform Act of 1995, and therefore, is subject to certain risks and uncertainties. There can be no assurance that actual results, business conditions, business developments, losses and contingencies and local and foreign factors will not differ materially from those suggested in the forward looking statements as a result of various factors, including market conditions, competition, advances in technology, and other factors beyond the company's control.

                                        ON BEHALF OF THE BOARD OF DIRECTORS
                                              VERONEX TECHNOLOGIES, INC.



                                                   "David A. Hite"
                             ---------------------------------------------
                             David A. Hite, CEO, CFO, President & Director


FOR MORE INFORMATION CONTACT:

Peggy Martin, Veronex Technologies, Inc., 1505 - 800 West Pender Street, Vancouver, BC, Canada V6C 2V6 (604) 647-2225 FAX (604) 647-2226



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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 VERONEX TECHNOLOGIES, INC.



Date: February 16, 2001                         /S/ David A. Hite
                                                ---------------------------
                                                David A. Hite
                                                Chief Executive Officer



Date: February 20, 2001                         /S/ Gerald D. Lamont
                                                ---------------------------
                                                Gerald D. Lamont
                                                Chief Accounting Officer






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